Exhibit 99.1

Yunji Announces Second Quarter 2022 Unaudited Financial Results

Hangzhou, CHINA, August 25, 2022 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 20221.

Second Quarter 2022 Highlights

•

Total revenues in the second quarter of 2022 were RMB284.0 million (US$42.4 million), compared with RMB570.7 million in the same period of 2021, primarily due to the negative impact of the outbreaks of the highly-transmissible Delta and Omicron variants of COVID-19 in the first half of 2022 on the Company’s operations and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales. The COVID-19 outbreaks in the first half of 2022 have caused varying degrees of temporary shutdowns and delays in production and operation of the Company’s suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandise and delays in logistics services as well as delays in the research and development and new product launch processes associated with the Company’s private label suppliers. Consumers’ willingness to spend on discretionary products in the first half of 2022 has also declined compared with that in the same period of 2021[2]. This has negatively affected and may continue to negatively affect the Company’s revenues and operations in 2022, depending on the future development of the COVID-19 pandemic.

•	Repeat purchase rate[3] in the twelve months ended June 30, 2022 was 79.0%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “During the second quarter, the resurgence of COVID-19 and widespread pandemic-related control measures limited our promotional activities and customer outreach efforts, and caused disruptions throughout our supply chain. In the face of these transitory macro headwinds, we have been increasingly focused on our private label brands and optimization of our online marketing and customer service. In June, as the majority of the areas impacted by the pandemic returned to a normalized situation, our operations, including logistics, customer service, and new product launches, gradually recovered.”

“Our financial resilience has enabled us to successfully navigate this challenging quarter. We improved our gross margin to 40.6% compared with 35.1% in the same period of 2021 and we aim to further enhance our cost structure to increase operational efficiency in the second half of 2022.” said Mr. Peng Zhang, Yunji’s Vice President of Finance.

Second Quarter 2022 Unaudited Financial Results

Total revenues were RMB284.0 million (US$42.4 million), compared with RMB570.7 million in the same period of 2021. This decrease was primarily due to the negative impact of the outbreaks of the highly-transmissible Delta and Omicron variants of COVID-19 in the first half of 2022 on the Company’s operations and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales. The COVID-19 outbreaks in the first half of 2022 have caused varying degrees of temporary shutdowns and delays in production and operation of the Company’s suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandise and delays in logistics services as well as delays in the research and development and new product launch processes associated with the Company’s private label suppliers. This has negatively affected and may continue to negatively affect the Company’s revenues and operations in 2022, depending on the future development of the COVID-19 pandemic.

•	Revenues from sales of merchandise, net decreased by 49.8% to RMB237.1 million (US$35.4 million) from RMB472.1 million in the same period of 2021.

•	Revenues from the marketplace business were RMB42.1 million (US$6.3 million), compared with RMB88.2 million in the same period of 2021.

•	Other revenues decreased by 55.3% to RMB4.7 million (US$0.7 million) from RMB10.5 million in the same period of 2021.

Total cost of revenues decreased by 54.5% to RMB168.8 million (US$25.2 million), or 59.4% of total revenues, from RMB370.5 million, or 64.9% of total revenues, in the same period of 2021. The decrease was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the second quarter of 2022.

Total operating expenses decreased by 16.2% to RMB156.6 million (US$23.4 million) from RMB186.9 million in the same period of 2021.

•

Fulfillment expenses decreased by 14.1% to RMB43.1 million (US$6.4 million), or 15.2% of total revenues, from RMB50.1 million, or 8.8% of total revenues, in the same period of 2021. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales and (ii) decreased service fees charged by third-party payment settlement platforms.

•

Sales and marketing expenses decreased by 5.3% to RMB58.2 million (US$8.7 million), or 20.5% of total revenues, from RMB61.5 million, or 10.8% of total revenues, in the same period of 2021. The decrease was mainly due to a decrease in member management fees, partially offset by an increase in private label promotion expenses.

•

Technology and content expenses decreased by 27.1% to RMB23.6 million (US$3.5 million), or 8.3% of total revenues, from RMB32.4 million, or 5.7% of total revenues, in the same period of 2021. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements and (ii) reduced server costs.

•

General and administrative expenses decreased by 26.1% to RMB31.7 million (US$4.7 million), or 11.2% of total revenues, from RMB42.9 million, or 7.5% of total revenues, in the same period of 2021, primarily due to (i) reduced personnel costs as a result of staffing structure refinements and (ii) lower professional service fees.

Loss from operations was RMB30.0 million (US$4.5 million), compared with income from operations of RMB16.0 million in the same period of 2021.

Financial income, net was RMB12.3 million (US$1.8 million), compared with RMB7.8 million in the same period of 2021, primarily due to (i) increased fair value of equity securities with readily determinable fair value and (ii) increased wealth management products interest income.

Net loss was RMB25.0 million (US$3.7 million), compared with net income of RMB17.0 million in the same period of 2021.

Adjusted net loss (non-GAAP)4 was RMB17.1 million (US$2.6million), compared with adjusted net income of RMB23.9 million in the same period of 2021.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.01, compared with basic and diluted net earnings per share attributable to ordinary shareholders of RMB0.01 in the same period of 2021.

Share Repurchase Program

The Company’s board of directors has approved to extend the term of its previously announced US$20 million share repurchase program for another six months. The Company’s board of directors will continue to review the share repurchase program periodically, and may authorize further adjustment of its terms and size.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, August 25, 2022, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	3420633

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.
Investor Relations
Email: Yunji.IR@icrinc.com
Phone: +1 (646) 224-6957

ICR, LLC
Robin Yang
Email: Yunji.IR@icrinc.com
Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	567,204	252,432	37,687
Restricted cash	62,528	48,811	7,286
Short-term investments	380,052	343,924	51,346
Accounts receivable, net (Allowance for credit losses of RMB7,225 and RMB7,139, respectively)	118,166	116,673	17,419
Advance to suppliers	59,437	57,750	8,622
Inventories, net	84,500	97,446	14,548
Amounts due from related parties	2,532	1,926	288
Prepaid expenses and other current assets (Allowance for credit losses of RMB4,791 and RMB5,443, respectively)	430,717	418,534	62,486

Total current assets	1,705,136	1,337,496	199,682

Non-current assets
Property and equipment, net	12,842	171,403	25,590
Long-term investments	381,401	412,369	61,565
Deferred tax assets	17,497	15,022	2,243
Operating lease right-of-use assets, net	5,420	2,722	407
Other non-current assets (Allowance for credit losses of RMB488 and RMB483, respectively)	227,674	147,297	21,991

Total non-current assets	644,834	748,813	111,796

Total assets	2,349,970	2,086,309	311,478

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	254,839	203,329	30,356
Deferred revenue	105,752	28,078	4,192
Incentive payables to members[5]	265,612	234,123	34,954
Member management fees payable	15,570	10,320	1,541
Other payable and accrued liabilities	202,786	158,421	23,652
Amounts due to related parties	15,630	11,637	1,737
Operating lease liabilities—current	5,571	4,529	676

Total current liabilities	865,760	650,437	97,108

Non-current liabilities
Operating lease liabilities	3,123	606	91
Deferred tax liabilities	2,572	—	—

Total non-current liabilities	5,695	606	91

Total Liabilities	871,455	651,043	97,199

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(44,228)	(53,143)	(7,934)
Additional paid-in capital	7,342,344	7,320,091	1,092,861
Statutory reserve	14,019	14,019	2,093
Accumulated other comprehensive (loss)/income	(15,664)	32,400	4,837
Accumulated deficit	(5,818,645)	(5,879,043)	(877,718)

Total Yunji Inc. shareholders’ equity	1,477,896	1,434,394	214,149
Non-controlling interests	619	872	130

Total shareholders’ equity	1,478,515	1,435,266	214,279

Total liabilities and shareholders’ equity	2,349,970	2,086,309	311,478

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	472,081	237,135	35,403	1,043,969	527,590	78,767
Marketplace revenue	88,174	42,140	6,291	183,548	89,566	13,372
Other revenues	10,467	4,676	699	18,602	9,374	1,399

Total revenues	570,722	283,951	42,393	1,246,119	626,530	93,538

Operating cost and expenses:
Cost of revenues	(370,521)	(168,758)	(25,195)	(809,886)	(360,075)	(53,758)
Fulfilment	(50,118)	(43,067)	(6,430)	(114,952)	(91,981)	(13,732)
Sales and marketing	(61,477)	(58,193)	(8,688)	(157,802)	(108,843)	(16,250)
Technology and content	(32,407)	(23,612)	(3,525)	(69,895)	(47,752)	(7,129)
General and administrative	(42,888)	(31,714)	(4,735)	(116,956)	(62,937)	(9,396)

Total operating cost and expenses	(557,411)	(325,344)	(48,573)	(1,269,491)	(671,588)	(100,265)

Other operating income	2,657	11,417	1,704	19,571	17,526	2,617

Income/(loss) from operations	15,968	(29,976)	(4,476)	(3,801)	(27,532)	(4,110)
Financial income/(loss) net	7,795	12,259	1,830	28,281	(23,011)	(3,436)
Foreign exchange loss, net	(1,248)	(7,400)	(1,105)	(1,077)	(7,713)	(1,152)
Other non-operating income, net	7,489	40	6	8,402	2,063	308

Income/(loss) before income tax expense, and equity in loss of affiliates, net of tax	30,004	(25,077)	(3,745)	31,805	(56,193)	(8,390)
Income tax (expense)/benefit	(7,714)	919	137	(10,963)	(4,405)	(658)
Equity in loss of affiliates, net of tax	(5,332)	(874)	(131)	(7,856)	(1,329)	(198)

Net income/(loss)	16,958	(25,032)	(3,739)	12,986	(61,927)	(9,246)
Less: net (loss)/income attributable to non-controlling interests shareholders	(56)	183	27	(205)	(216)	(32)

Net income/(loss) attributable to YUNJI INC.	17,014	(25,215)	(3,766)	13,191	(61,711)	(9,214)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	17,014	(25,215)	(3,766)	13,191	(61,711)	(9,214)

Net income/(loss)	16,958	(25,032)	(3,739)	12,986	(61,927)	(9,246)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(19,219)	53,036	7,918	(12,744)	48,064	7,176

Total comprehensive (loss)/income	(2,261)	28,004	4,179	242	(13,863)	(2,070)
Less: total comprehensive (loss)/income attributable to non-controlling interests shareholders	(56)	183	27	(205)	(216)	(32)

Total comprehensive (loss)/income attributable to YUNJI INC.	(2,205)	27,821	4,152	447	(13,647)	(2,038)

Net income/(loss) attributable to ordinary shareholders	17,014	(25,215)	(3,766)	13,191	(61,711)	(9,214)
Weighted average number of ordinary shares used in computing net earnings/(loss) per share, basic and diluted	2,140,954,126	2,109,469,102	2,109,469,102	2,137,900,343	2,128,400,114	2,128,400,114

Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.01	(0.01)	—	0.01	(0.03)	—
Diluted	0.01	(0.01)	—	0.01	(0.03)	—

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	787	968	144	2,681	2,164	323
General and administrative	5,934	6,621	989	24,781	11,399	1,702
Fulfillment	(152)	212	32	(215)	830	124
Sales and marketing	335	133	20	695	(192)	(29)

Total	6,904	7,934	1,185	27,942	14,201	2,120

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net income/(loss) to Adjusted Net income/(loss):
Net income/(loss)	16,958	(25,032)	(3,739)	12,986	(61,927)	(9,246)
Add: Share-based compensation	6,904	7,934	1,185	27,942	14,201	2,120

Adjusted net income/(loss)	23,862	(17,098)	(2,554)	40,928	(47,726)	(7,126)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6981 to US$1.00, the exchange rate in effect as of June 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.	According to the National Bureau of Statistics of China.
3.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

5.	As of June 30, 2022, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members starting this year.